August 15, 2005

Mr. M. Dewey Bain
Chief Executive Officer and Chief Financial Officer
Planetlink Communications, Inc.
1415 Bookhout Drive
Cumming, Georgia 30041

	RE:	Planetlink Communications, Inc.
		Form 10-KSB for the Fiscal Year Ended December 31, 2004
		Filed April 1, 2005
		File No. 0-31763

Dear Mr. Bain:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should amend your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the Fiscal Year Ended December 31, 2004

Financial Statements

Independent Registered Auditors` Report, page 20

1. Please amend your filing to include a revised audit report which
states that the audit was conducted in accordance with the
standards
of the Public Company Accounting Oversight Board (United States). Your current audit report, which refers to the "auditing" standards of the Public Company Accounting Oversight Board (United States)
is
not sufficient in this regard as the reference to the standards of the Public Company Accounting Oversight Board (PCAOB) should not be
limited in any way.   Please refer to PCAOB Auditing Standard No.
1
and SEC Release 34-49707.

Consolidated Statement of Losses, page 24

2. We note on pages 29 and 34 that you recorded $45,456 of amortization expense for software development costs for the year December 31, 2004 and classified this expense in a line item other than cost of goods sold. Please either restate your financial statements to properly reflect the amortization of capitalized software within cost of goods sold or tell us why you believe your current classification is appropriate. Refer to Question 17 of the
FASB Staff Implementation Guidance on Applying Statement 86.

Exhibit 31.1

3. Please amend your filing to correct your certification. Specifically, the wording and Exchange Act Rule references in item 4 are incorrect. Also, the items disclosed in your item 6 should be part of item 4, as there is no item 6 in the certification. Refer to
Item 601 of Regulation S-B for the proper wording. Furthermore, your certification states that you have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of your most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses; however, we do not see where you have disclosed your material weaknesses in internal controls over financial reporting that relates to your 2003 restatement. Please advise. We noted the material weakness from the February 17, 2005 Marcum & Kliegman LLP letter that is included in your Form 8-K filed on February 17, 2005.


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

		You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202)
551-
3716 with any other questions.

							Sincerely,



							William Choi
							Branch Chief
??

??

??

??






Mr. M. Dewey Bain
Planetlink Communications, Inc.
August 15, 2005
Page 2